Exhibit 99.2

Consolidated Financial Statements

CareerBuilder, LLC and Subsidiaries

Years Ended December 31, 2014 (Unaudited),

2013 (Audited), and 2012 (Unaudited)

CareerBuilder, LLC and Subsidiaries

Consolidated Financial Statements

Years Ended December 31, 2014 (Unaudited), 2013 (Audited),

and 2012 (Unaudited)

Report of Independent Auditors

The Board of Directors

CareerBuilder, LLC

We have audited the accompanying consolidated financial statements of CareerBuilder, LLC and Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2013, and the related consolidated statements of operations, comprehensive income, equity, and cash flows for the year then ended, and the related notes to consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CareerBuilder, LLC and Subsidiaries at December 31, 2013, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

December 31, 2012 and 2011 Financial Statements

The accompanying consolidated balance sheet of CareerBuilder, LLC and Subsidiaries as of December 31, 2012, and the related consolidated statements of operations, comprehensive income, equity, and cash flows for the years ended December 31, 2012 and 2011, were not audited, reviewed, or compiled by us and, accordingly, we do not express an opinion or any other form of assurance on them.

/s/ Ernst & Young LLP

March 3, 2014

CareerBuilder, LLC and Subsidiaries

Consolidated Balance Sheets
(In Thousands)

	December 31
	2014	2013
Assets	(Unaudited)	(Audited)
Current assets:
Cash and cash equivalents	$64,937	$59,060
Investments in marketable securities	25,521	23,026
Accounts receivable, net of allowance of $1,673 and $1,676, respectively	94,864	84,084
Prepaid expenses and other current assets	15,856	15,956
Total current assets	201,178	182,126
Property and equipment, net of accumulated depreciation	31,486	27,001
Goodwill	417,629	390,655
Intangible assets, net of accumulated amortization	41,397	35,155
Other noncurrent assets	2,307	3,025
Total assets	$693,997	$637,962

Liabilities, redeemable noncontrolling interest, and equity
Current liabilities:
Accounts payable	$9,627	$12,548
Due to related parties	124	7,784
Accrued expenses and other current liabilities	17,556	14,270
Accrued compensation-related expenses	36,603	33,438
Accrued interactive marketing	3,214	10,106
Current portion of acquisition-related contingencies	7,950	15,376
Deferred revenue	127,616	122,199
Total current liabilities	202,690	215,721
Noncurrent liabilities:
Acquisition-related contingencies, less current portion	986	14,221
Other noncurrent liabilities	20,294	19,936
Total liabilities	223,970	249,878

Redeemable noncontrolling interest	20,470	14,618
Commitments and contingencies (Note 12)

Equity:
Paid-in capital	346,084	397,124
Retained earnings (accumulated deficit)	126,925	(10,805)
Accumulated other comprehensive loss, net	(23,514)	(12,917)
Total CareerBuilder equity	449,495	373,402
Noncontrolling interest	62	64
Total equity	449,557	373,466
Total liabilities, redeemable noncontrolling interest, and equity	$693,997	$637,962

See accompanying notes.

CareerBuilder, LLC and Subsidiaries

Consolidated Statements of Operations

(In Thousands)

	Year Ended December 31
	2014	2013	2012
	(Unaudited)	(Audited)	(Unaudited)

Revenues	$713,306	$678,595	$640,503

Operating expenses:
Cost of revenue	71,252	78,183	77,060
Sales and marketing	329,721	323,468	309,529
Product development	70,572	65,180	56,088
General and administrative	75,803	68,267	65,053
Depreciation and amortization	29,739	25,915	22,728
Goodwill impairment charge	–	–	46,796
Changes in fair value of acquisition-related contingencies	(4,594)	1,123	3,129
Total operating expenses	572,493	562,136	580,383

Income from operations	140,813	116,459	60,120
Investment income	258	2,511	1,319
Other expense, net	(2,202)	(72)	(1,096)
Income before income taxes	138,869	118,898	60,343
Income tax (expense) benefit	(453)	16	1,667
Net income	138,416	118,914	62,010
Net (income) loss attributable to noncontrolling interest	(686)	448	(254)
Net income attributable to CareerBuilder, LLC	$137,730	$119,362	$61,756

See accompanying notes.

CareerBuilder, LLC and Subsidiaries

Consolidated Statements of Comprehensive Income
(In Thousands)

	Year Ended December 31
	2014	2013	2012
	(Unaudited)	(Audited)	(Unaudited)

Net income	$138,416	$118,914	$62,010
Foreign currency translation (loss) gain	(10,597)	1,559	3,407
Total other comprehensive (loss) income	(10,597)	1,559	3,407
Comprehensive income	127,819	120,473	65,417
Comprehensive (income) loss attributable to noncontrolling interest	(686)	448	(254)
Comprehensive income attributable to CareerBuilder, LLC	$127,133	$120,921	$65,163

See accompanying notes.

CareerBuilder, LLC and Subsidiaries

Consolidated Statements of Equity
(In Thousands)

Years Ended December 31, 2014 (Unaudited), 2013 (Audited), and 2012 (Unaudited)

	Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total

Balances, December 31, 2011	$592,136	$(191,923)	$(17,883)	$–	$382,330
Net income	–	61,756	–	254	62,010
Redeemable noncontrolling interest	–	–	–	(254)	(254)
Dividend to members	(100,000)	–	–	–	(100,000)
Other comprehensive income	–	–	3,407	–	3,407
Balances, December 31, 2012	492,136	(130,167)	(14,476)	–	347,493
Net income	–	119,362	–	(448)	118,914
Redeemable noncontrolling interest	(5,012)	–	–	441	(4,571)
Contributions from noncontrolling interest holders	–	–	–	71	71
Dividend to members	(90,000)	–	–	–	(90,000)
Other comprehensive income	–	–	1,559	–	1,559
Balances, December 31, 2013	397,124	(10,805)	(12,917)	64	373,466
Net income	–	137,730	–	686	138,416
Redeemable noncontrolling interest	(6,040)	–	–	(688)	(6,728)
Dividend to members	(45,000)	–	–	–	(45,000)
Other comprehensive income	–	–	(10,597)	–	(10,597)
Balances, December 31, 2014	$346,084	$126,925	$(23,514)	$62	$449,557

See accompanying notes.

CareerBuilder, LLC and Subsidiaries

Consolidated Statements of Cash Flows
(In Thousands)

	Year Ended December 31
	2014	2013	2012
	(Unaudited)	(Audited)	(Unaudited)
Operating activities
Net income	$138,416	$118,914	$62,010
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	29,739	25,915	22,728
Deferred income taxes	(1,191)	(573)	(3,234)
Provision for doubtful accounts	1,412	985	2,213
Goodwill impairment charge	–	–	46,796
Changes in fair value of acquisition-related contingencies	(4,594)	1,123	3,129
Realized and unrealized gain on marketable securities	(250)	(2,502)	(1,286)
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(8,075)	5,409	(12,486)
Prepaid expenses and other assets	640	(3,135)	(323)
Accounts payable	(2,901)	1,315	1,771
Due to related parties	(7,658)	503	146
Accrued expenses and other liabilities	(2,292)	1,748	(4,187)
Deferred revenue	3,726	(12,088)	10,769
Net cash provided by operating activities	146,972	137,614	128,046

Investing activities
Purchase of property and equipment	(21,867)	(20,228)	(16,753)
Purchase of intangible asset	(608)	(15)	(809)
Change in restricted cash	–	–	20,442
Purchases of marketable securities	(2,245)	(2,060)	(1,228)
Acquisitions, net of cash acquired	(55,960)	(17,383)	(32,505)
Net cash used in investing activities	(80,680)	(39,686)	(30,853)

Financing activities
Payment of acquisition related contingencies	(15,553)	(5,505)	(7,080)
Dividends paid to members	(45,000)	(90,000)	(116,042)
Dividends paid to redeemable noncontrolling interest holders	(876)	(218)	–
Net cash used in financing activities	(61,429)	(95,723)	(123,122)

Effect of exchange rate fluctuations on cash	1,014	(1,315)	413

Net increase (decrease) in cash and cash equivalents	5,877	890	(25,516)
Cash and cash equivalents at beginning of year	59,060	58,170	83,686
Cash and cash equivalents at end of year	$64,937	$59,060	$58,170

Supplemental cash flow information
Taxes paid	$1,606	$4,017	$1,036

See accompanying notes.

CareerBuilder, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands)

December 31, 2014

All 2014 and 2012 amounts included in the Notes to Consolidated Financial Statements are Unaudited.

1. Basis of Presentation

CareerBuilder, LLC, a Delaware limited liability company, and Subsidiaries (the Company), is a privately owned provider of global human capital solutions that helps employers target and attract employees. In addition to operating its online career site CareerBuilder.com, the Company provides employers with recruitment resources ranging from labor market intelligence to talent management software and other recruitment solutions. At December 31, 2014, the Company was owned by Gannett Company, Inc., Tribune Company, and McClatchy Company (the Members). The Company operates in the United States, and internationally in Canada, Asia, Europe, the Middle East, Australia and South America through its owned subsidiaries, joint ventures and partnerships.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly and majority-owned subsidiaries after elimination of all significant intercompany transactions and balances. Investments in which the Company does not have a controlling interest, or is not the primary beneficiary, are accounted for under the equity method. Equity method investments are included in other noncurrent assets in the Consolidated Balance Sheets, and the Company’s share of net earnings is included in other expense, net in the Consolidated Statements of Operations.

Cash and Cash Equivalents

Highly liquid investments with an original maturity of three months or less are classified as cash equivalents.

Letters of Credit

As of December 31, 2014 and 2013, the Company had standby unused letters of credit with financial institutions totaling $2,661 and $2,676, respectively.

Marketable Securities

At December 31, 2014 and 2013, the Company’s marketable securities were investments in mutual funds, and classified as trading securities with unrealized holding gains and losses included in the Company’s Consolidated Statements of Operations.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which range from two to five years. The costs of leasehold improvements are capitalized and amortized using the straight-line method over the shorter of their useful lives or the terms of the respective leases.

CareerBuilder, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(In Thousands)

December 31, 2014

Business Acquisitions

The Company accounts for business acquisitions using the purchase method. The Company allocates the purchase price to the assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition, including identifiable intangible assets.

Goodwill

Goodwill represents the excess of the total purchase price of acquisitions over the fair value of the net identified tangible and intangible acquired assets. Goodwill generally results from the expansion of the Company’s market share, from intangible assets that do not qualify for separate recognition, and from expected synergies from combining operations with the acquired company. Goodwill is not amortized, but is subject to an impairment review annually, and whenever indicators of impairment exist. The Company tests for goodwill impairment at the reporting unit level using a qualitative assessment or a two-step quantitative analysis. The qualitative analysis includes consideration of factors including, but not limited to, macroeconomic conditions, industry and market conditions, cost factors that have an impact on earnings and cash flows, and other relevant entity specific or relevant factors affecting the reporting unit. If after performing the assessment, the Company concludes it is more likely than not that the fair value of the reporting unit is less than its carrying amount, then it is required to perform a two-step quantitative test. Otherwise, the two-step test is not required for the reporting units where the qualitative assessment is performed.

In the two-step quantitative analysis, the first step involves a comparison of the estimated fair value of the reporting unit with its carrying value. Fair value of the reporting unit is determined using various techniques, including multiple earnings and discounted cash flow valuation techniques. If the carrying value exceeds the fair value, the second step of the process is necessary. The second step measures the difference between the carrying value and implied fair value of goodwill. If the carrying value exceeds fair value, goodwill is considered impaired, and is reduced to fair value. See Note 8 for additional goodwill disclosures.

Intangible Assets

CareerBuilder has intangible assets including acquired technology, trademarks and customer relationships. Intangible assets acquired in business combinations are recorded at fair value on the date of acquisition and are amortized on a straight line basis over their estimated useful lives, which generally range from two to twelve years. Intangible assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. CareerBuilder does not have any indefinite lived intangible assets other than goodwill.

Valuation of Long-Lived Assets

The Company evaluates the carrying value of long-lived assets to be held and used whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying value of a long-lived asset is considered impaired when the projected undiscounted future cash flows are less than the carrying value of the asset. The Company measures impairment based on the amount by which the carrying value exceeds the fair value. Fair value is determined primarily using projected

CareerBuilder, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(In Thousands)

December 31, 2014

future cash flows, discounted at a rate commensurate with the risk involved. No impairment losses on long lived assets were incurred in 2014, 2013, and 2012.

Noncontrolling Interest

In March 2013, the Company purchased an 87.5% interest in VON Joint Stock Company (VON). See Note 4 for additional information on the acquisition. The Company entered into a Call and Put Option Agreement, which includes call rights for 12.5% and put rights for 11.5%. In May 2013, the Company exercised a call for 11.5%, and the remaining 1% is recorded as noncontrolling interest at December 31, 2014.

In August 2012, the Company acquired 74% of Economic Modeling, LLC (EMSI). See Note 4 for additional information on the acquisition. Shareholders for the remaining 26% of ownership hold put rights that permit them to put their equity interest to the Company. Since redemption of the noncontrolling interest is outside of the Company’s control, their equity interest is presented on the Consolidated Balance Sheets as redeemable noncontrolling interest. The exercise price of the put is based on the fair value of EMSI at the exercise date. The fair value of the redeemable noncontrolling interest is remeasured at the end of each reporting period. A summary of changes in redeemable noncontrolling interest for the years ended December 31, 2014 and 2013, is as follows:

Balance, December 31, 2012 (Unaudited)	$10,654
Initial noncontrolling interest upon acquisition	819
Exercise of call right on redeemable noncontrolling interest	(1,208)
Remeasurement of redeemable noncontrolling interest	5,012
Net loss attributable to redeemable noncontrolling interest	(441)
Distribution to noncontrolling interest members	(218)
Balance, December 31, 2013 (Audited)	14,618
Remeasurement of redeemable noncontrolling interest	6,040
Net gain attributable to redeemable noncontrolling interest	688
Distribution to noncontrolling interest members	(876)
Balance, December 31, 2014 (Unaudited)	$20,470

Net income for the years ended December 31, 2014 and 2013, in the Consolidated Statements of Operations, reflect 100% of VON and EMSI results, since the respective acquisition dates, as the Company holds the controlling interest. Net income is subsequently adjusted to remove the noncontrolling interest to arrive at net income attributable to the Company.

Foreign Currency Translation

The income statements of foreign subsidiaries have been translated to U.S. dollars using the average currency exchange rates in effect during the relevant period. The Consolidated Balance Sheets have been translated using the currency exchange rate as of the end of the accounting period. The impact of currency exchange rate changes on the translation is included in other comprehensive income (loss) and is classified as accumulated other comprehensive income (loss) in Equity.

CareerBuilder, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(In Thousands)

December 31, 2014

The Company uses forward foreign exchange rate contracts to manage risks related to non-functional currency contingent payments related to acquisitions. The Company does not engage in speculative derivative activities or derivative trading activities.

The Company recognizes all contracts that meet the definition of a derivative, as either assets or liabilities in the accompanying Consolidated Balance Sheets and measure those derivatives at fair value under accounting standards for derivatives and hedging. Changes to the fair value of the derivatives are recorded in the Consolidated Statements of Operations. The Company does not offset derivative assets and derivative liabilities in the accompanying Consolidated Balance Sheets. See Note 7 for additional information.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, service has been rendered, the sales price is fixed or determinable, and collectability is reasonably assured. Revenue from sales agreements that contain multiple deliverable elements is allocated to each element based on their relative selling price. Deliverables are treated as separate units of accounting if they have value to the customer on a standalone basis.

The sources of revenue include various types of recruitment solutions which consist of advertisements, employment branding services, talent intelligence, other recruitment support, and access to the Company’s online resume database and recruitment software as a service. Generally, recruitment solutions revenue is recognized once delivery has occurred, and revenue related to access to the online resume database and recruitment software as a service is recognized ratably over the subscription period. Amounts billed or collected in excess of revenue recognized are included as deferred revenue.

Cost of Revenue

Costs of revenue primarily include operating costs associated with hosting websites, merchant fees for online transactions, outsourcing fees associated with website operations, and commissions and fees paid to the Company’s members.

Advertising Costs

The Company expenses all advertising costs as incurred. Advertising expense was $74,185, $94,607, and $100,219 for the years ended December 31, 2014, 2013, and 2012, respectively.

Product and Website Development Costs

Development costs include the cost to purchase and develop software for internal use. The Company capitalizes certain costs incurred for software development. Costs incurred during the application-development stage for software developed internally, bought and further customized by outside vendors for the Company’s use, and software developed by a vendor for the Company’s proprietary use, have been capitalized. Development costs that include expenses incurred by the Company for research and development of the Company’s proprietary technology incorporated in the Company’s product offerings are expensed as incurred.

CareerBuilder, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(In Thousands)

December 31, 2014

Income Taxes

The Company is a Limited Liability Company (LLC) which elected partnership treatment and, therefore, is not a taxable entity for U.S. federal income tax purposes, and in most states. There are some states that impose an income tax on LLCs, and the Company’s three domestic corporate subsidiaries and its foreign subsidiaries are subject to corporate income taxes in their respective jurisdictions. The Company accounts for income taxes in accordance with the balance sheet method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributed to temporary differences between the financial statement and income tax basis of assets and liabilities and tax credit and operating loss carryforwards. Valuation allowances are established when management determines it is “more likely than not” that some portion or all of the deferred tax asset may not be realized. The Company considers all positive and negative evidence in evaluating its ability to realize its deferred income tax assets, including its historical operating results, ongoing tax planning, and forecast of future taxable income, on a jurisdiction- by-jurisdiction basis.

With respect to uncertain tax positions, the Company recognizes in the consolidated financial statements those tax positions determined to be “more likely than not” of being sustained upon examination, based on the technical merits of the positions. The Company records a liability for the difference between the benefit recognized and measured pursuant to the accounting guidance for income taxes and the tax position taken on its tax return. The Company’s policy is to recognize, when applicable, interest and penalties on uncertain tax positions as part of income tax expense. Management has analyzed the Company’s inventory of tax positions taken with respect to all applicable income tax issues (in each respective jurisdiction), and has concluded that no reserve for uncertain tax positions is required in the consolidated financial statements as of December 31, 2014 and 2013.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates. Significant estimates inherent in the preparation of the consolidated financial statements include asset impairments, reserves established for doubtful accounts, depreciation and amortization, business combinations, valuation allowances, litigation matters, and contingencies.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash and accounts receivable. The Company maintains its cash and equivalents balances in the form of deposits with financial institutions. The Company maintains cash deposits with banks that at times exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high-quality financial institutions that management believes are creditworthy.

The Company extends credit to its customers on an unsecured basis in the normal course of business. The Company maintains reserves for credit losses, and such losses have historically been within management’s expectations. The Company evaluates the collectability of its accounts receivable based on the length of time

CareerBuilder, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(In Thousands)

December 31, 2014

the receivable is past due and the anticipated future write-off based on historical experience. Accounts receivable are written off when all reasonable collection efforts have been exhausted. There are no customers that individually represent more than 10% of the Company’s accounts receivable as of December 31, 2014 or 2013, or more than 10% of revenues for the years ended December 31, 2014, 2013, or 2012.

Changes in the allowance for doubtful accounts are as follows:

	2014	2013	2012
	(Unaudited)	(Audited)	(Unaudited)

Balance at January 1	$1,676	$1,863	$1,669
Acquisitions	165	45	46
Charges to expenses	1,412	985	2,213
Write-offs and other	(1,580)	(1,217)	(2,065)
Balance at December 31	$1,673	$1,676	$1,863

Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, marketable securities, accounts payable, accrued expenses, and amounts due to related parties. Due to the short-term nature of these items, the carrying values are deemed to approximate their fair values.

Recent Accounting Pronouncements

In May 2014, FASB issued ASU 2014-09 Revenue from Contracts with Customers (Topic 606) which supersedes the guidance in Revenue Recognition  (Topic 605). The core principle contemplated by ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. New disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers are also required.  The Company is required to adopt ASU 2014-09 for annual reporting periods beginning after December 15, 2016.  The Company will need to retroactively apply the standard for all periods presented. The Company can choose to apply the standard using either the full retrospective approach or a modified retrospective approach where the Company will recognize a cumulative catch up adjustment to the opening balance of retained earnings. The Company is currently assessing the impact of adopting this pronouncement and the transition method it will use.

CareerBuilder, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(In Thousands)

December 31, 2014

3. Retirement and Incentive Plans

Defined-Contribution Plan

The Company sponsors a defined-contribution retirement plan available to substantially all U.S.-based employees. The Company has elected to match 50% of the first 6% of contributions made by participants. Participants are fully vested after two years of service. The Company expensed $4,504, $4,298, and $3,741 in matching contributions for the years ended December 31, 2014, 2013, and 2012, respectively.

Deferred Compensation Plan

The Company has established a management incentive plan to attract and retain key personnel. Cash awards are discretionary, and are typically based on the achievement of predetermined Company performance metrics. The awards vest in periods ranging from three to five years. Awards are expensed ratably over the vesting period. The related compensation expense was $5,785, $6,762, and $5,342 for the years ended December 31, 2014, 2013, and 2012, respectively.

4. Acquisitions

Below is a summary of the acquisitions completed from January 1, 2012 to December 31, 2014. The consolidated financial statements of the Company include the financial results of these acquisitions from the date of each acquisition.

2014 Acquisitions

In March 2014, the Company acquired all of the ownership interest in Broadbean Technology Limited (a UK entity), Broadbean Technology PTY (an Australian entity) and Broadbean Incorporated (a US entity), collectively “Broadbean.”  Broadbean is a leader in job distribution, candidate sourcing and big data analytics software.

The purchase price (less cash acquired) was a cash payment of  $55,960. The Company recorded $37,841 of goodwill and $19,688 of intangible assets related to this acquisition. The intangible assets associated with this acquisition consist of noncompete agreements, technology, customer relationships, and trade names which are being amortized on a straight-line basis over a weighted-average period of approximately 5.3 years.  Goodwill related to the purchase of Broadbean Incorporated is deductible for domestic income tax purposes.  Goodwill related to Broadbean Technology Limited and Broadbean Technology PTY is not deductible for income tax purposes in their respective countries.

2013 Acquisitions

In March 2013, the Company purchased an 87.5% interest in VON Joint Stock Company, which operates as KiemViec.com, a leading careersite in Vietnam, and HR Vietnam, which specializes in recruitment and human resource solutions for employers. In connection with the purchase, the Company entered into a Call and Put Option Agreement, which included call rights for 12.5% and put rights for 11.5%. In May 2013, the Company exercised a call for 11.5%, and the remaining 1% is recorded as noncontrolling interest at December 31, 2014.

CareerBuilder, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(In Thousands)

December 31, 2014

In April 2013, the Company purchased all of the outstanding capital of Oil and Gas Job Search.com Limited, an online niche career site located in the United Kingdom.

The aggregate purchase price (less cash acquired) of these acquisitions was approximately $34,042, of which $17,383 was paid in cash, and $16,659 was recorded as a liability for the fair value of future payments related to contingent arrangements with the former owners of the businesses. The payments are contingent upon the businesses meeting certain earnings and revenue-based targets (see Note 7 for additional information). The Company recorded $28,121 of goodwill and $9,383 of intangible assets related to these acquisitions. The intangible assets associated with these acquisitions consist of noncompete agreements, technology, customer relationships, and trade names which are being amortized on a straight-line basis over a weighted-average period of approximately 6.2 years.

Goodwill from these acquisitions is not deductible for income tax purposes in their respective countries.

2012 Acquisitions

In April 2012, the Company purchased all of the issued and outstanding shares of Ceviu Vagas e Prestação de Serviços LTDA, which operates Ceviu.com.br, the leading information technology online career site in Brazil.

In April 2012, the Company also purchased all of the issued and outstanding shares of Irfan Holdings Limited and Language Jobs Limited, which operates TopLanguageJobs.com, the leading global online career site for multi-language jobs and candidates.

In August 2012, the Company purchased 74% of the issued and outstanding units of EMSI. EMSI is an economic software firm that specializes in employment data and labor market analysis. In connection with the agreement, the Company has the ability to call an additional 6.5% of the units in 2014, and all of the remaining units in 2015. The noncontrolling owners have the option to put any of their remaining units in 2016, and the Company has the option to call any outstanding noncontrolling interest units in 2017 and beyond.

The aggregate purchase price (less cash acquired) of these acquisitions was approximately $41,657, of which $31,383 was paid in cash and $10,274 was recorded as a liability for the fair value of future payments related to contingent arrangements with the former owners of the businesses. The payments are contingent upon the businesses meeting certain earnings and revenue-based targets (see Note 7 for additional information). The Company recorded $36,595 of goodwill and $18,104 of intangible assets related to these acquisitions. The Company also recorded the fair value of the redeemable noncontrolling interest of $10,400 related to the EMSI acquisition. The fair value was calculated using the estimated enterprise value at the acquisition date. The intangible assets associated with these acquisitions consist of noncompete agreements, technology, customer relationships, and trade names which are being amortized on a straight-line basis over a weighted-average period of approximately 5.9 years.  Goodwill from these acquisitions is not deductible for income tax purposes in their respective countries.

Other Acquisition Information

During the year ended December 31, 2014, the Company paid $10,101 and $3,217, and $2,235 in connection with the achievement of contingent consideration targets related to acquisitions made in 2013, 2012, and 2011

CareerBuilder, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(In Thousands)

December 31, 2014

respectively. During the year ended December 31, 2013, the Company paid $2,407 and $3,098 in connection with the achievement of contingent consideration targets related to acquisitions made in 2012 and 2011, respectively.  During the year ended December 31, 2012, the Company paid $7,080 in connection with the achievement of contingent consideration targets and $1,122 in purchase price related to acquisitions made in 2011.

5. Property and Equipment

Property and equipment consisted of the following:

	December 31
	2014	2013
	(Unaudited)	(Audited)
Computer software and hardware	$70,138	$67,720
Furniture and equipment	13,810	12,291
Leashold improvements	28,554	24,345
	112,502	104,356
Less accumulated depreciation	(81,016)	(77,355)
Property and equipment, net	$31,486	$27,001

Depreciation expense of property and equipment was $18,031, $16,725 and $16,018 for the years ended December 31, 2014, 2013, and 2012, respectively.

Unamortized computer software development costs for the years ended December 31, 2014 and December 31, 2013 were $3,965 and $1,314, respectively and are included in computer software and hardware.  For the years ended December 31, 2014 and December 31, 2013 total amortization of capitalized computer software development costs was $1,457 and $641, respectively and is included in depreciation and amortization on the Consolidated Statement of Operations

6. Investments in Marketable Securities

The Company’s investments at December 31, 2014 and 2013 are mutual funds held in conjunction with the Company’s deferred compensation plan (see Note 3 for additional information), which are classified as trading securities.

For the year ending December 31, 2014, a net gain of $250 was recorded related to trading securities in the Consolidated Statement of Operations, of which $843 were realized. For the year ending December 31, 2013, $2,502 of gains related to trading securities were recorded in the Consolidated Statement of Operations, of which $630 were realized. For the year ending December 31, 2012, $1,286 of gains related to trading securities were recorded in the Consolidated Statement of Operations, of which $337 were realized.

7. Fair Value Measurement

The Company values its financial assets and liabilities based on the fair value hierarchy in accordance with ASC Topic 820, Fair Value Measurements and Disclosures. The hierarchy consists of three levels:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

CareerBuilder, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(In Thousands)

December 31, 2014

Level 2 – Inputs other than Level 1 inputs that are either directly or indirectly observable.

Level 3 – Unobservable inputs developed using estimates and assumptions developed by the Company, which reflect those that a market participant would use.

Financial assets and liabilities measured at fair value at December 31, 2014 and 2013 based on the fair value hierarchy are as follows:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
		(Unaudited)
Assets:
Foreign exchange contracts	$–	$1,132	$–	$1,132
Mutual funds	25,521	–	–	25,521
Total assets	$25,521	$1,132	$–	$26,653

Liabilities:
Foreign exchange contracts	$–	$124	$–	$124
Acquisition-related contingency	–	–	8,936	8,936
Total liabilities	$–	$124	$8,936	$9,060

	December 31, 2013
	Level 1	Level 2	Level 3	Total
	(Audited)
Assets:
Mutual funds	$23,026	$–	$–	$23,026
Total assets	$23,026	$–	$–	$23,026

Liabilities:
Foreign exchange contracts	$–	$958	$–	$958
Acquisition-related contingency	–	–	29,597	29,597
Total liabilities	$–	$958	$29,597	$30,555

The mutual funds are valued using quoted prices in the market.

CareerBuilder, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(In Thousands)

December 31, 2014

The foreign exchange forwards are valued using pricing models that use observable inputs and, therefore, are classified as Level 2. As of December 31, 2014 and 2013, the fair value of derivative instruments were as follows:

	December 31, 2014
	Component of	Notional Amount	Fair Value
		(Unaudited)
Foreign currency exchange forwards	Prepaid expenses and other current assets	$13,112	$820
Foreign currency exchange forwards	Other noncurrent assets	5,092	312
Foreign currency exchange forwards	Accrued expenses and other current liabilities	2,641	(74)
Foreign currency exchange forwards	Other noncurrent liabilities	1,476	(50)
Total derivative instruments		$22,321	$1,008

	December 31, 2013
	Component of	Notional Amount	Fair Value
		(Audited)
Foreign currency exchange forwards	Accrued expenses and other current liabilities	$17,159	$(506)
Foreign currency exchange forwards	Other noncurrent liabilities	19,041	(452)
Total derivative instruments		$36,200	$(958)

The corresponding unrealized gains (losses) were $1,966 and ($399), which are included in other expense, net in the Consolidated Statements of Operations for the years ended December 31, 2014 and 2013, respectively. Realized losses of $362 and $145 were also included in other expense, net in the Consolidated Statements of Operations for the years ended December 31, 2014 and 2013, respectively.

CareerBuilder, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(In Thousands)

December 31, 2014

As part of certain acquisitions, the Company has agreed to pay the sellers earn-outs based on the financial performance of the acquired businesses. The acquisition-related contingency in the table above represents the estimated fair value of future amounts payable under such agreements. The fair value of the contingent payments is measured based on the present value of the consideration expected to be transferred. The discount rate is a significant unobservable input in such present value computations. Discount rates range between 15.4% and 27.4%, depending on the risk associated with the cash flows. Changes in the acquisition-related contingencies for the years ended December 31, 2014 and 2013, are as follows:

Amount
Balance, December 31, 2012 (Unaudited)	$16,738
Additional acquisition-related contingencies	16,659
Payments of contingencies	(5,505)
Change in fair value	1,123
Foreign exchange adjustment	582
Balance, December 31, 2013 (Audited)	29,597
Payments of contingencies	(15,553)
Change in fair value	(4,594)
Foreign exchange adjustment	(514)
Balance, December 31, 2014 (Unaudited)	$8,936

Certain assets and liabilities are measured at fair value on a nonrecurring basis, and therefore, not included in the tables above. These assets include goodwill and intangible assets and result as acquisitions occur. The amounts assigned to intangible assets and goodwill as they relate to the Company’s acquisitions are based on the Company’s best estimate of the fair value. The Company uses an independent valuation specialist to assist in determining the fair value of the identified intangible assets at acquisition. The fair value of the significant identified intangible assets is generally estimated by performing a discounted cash flow analysis using the “income” approach, which represents a Level 3 fair value measurement. The income approach includes a forecast of direct revenues and costs associated with the respective intangible assets and charges for economic returns on tangible and intangible assets utilized in cash flow generation. Net cash flows attributable to the identified intangible assets are discounted to their present value at a rate commensurate with the perceived risk.

CareerBuilder, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(In Thousands)

December 31, 2014

8. Goodwill

A summary of changes in goodwill for the years ended December 31, 2014 and 2013, is as follows:

	Gross Goodwill	Impairments	Net Goodwill

Balance, December 31, 2012 (Unaudited)	$406,663	$(46,796)	$359,867
Acquisitions	28,121	–	28,121
Currency translation adjustment	2,667	–	2,667
Balance, December 31, 2013 (Audited)	437,451	(46,796)	390,655
Acquisitions	37,841	–	37,841
Currency translation adjustment	(10,867)	–	(10,867)
Balance, December 31, 2014 (Unaudited)	$464,425	$(46,796)	$417,629

Management has determined the Company has three reporting units – North America; Europe, Middle East and Africa (EMEA); and Asia Pacific. The Company performs the required annual impairment assessment of the goodwill at the reporting unit level on October 1. There was no impairment in any of the reporting units in 2014 or 2013.

In 2012, due to the economic challenges in Europe, the EMEA reporting unit did not pass the first-step of the quantitative analysis. In the second step, the carrying value of the goodwill exceeded the implied fair value of the goodwill by $46,796. Therefore, an impairment of $46,796 associated with the EMEA reporting unit was recorded in the Consolidated Statement of Operations for the year ended December 31, 2012. There was no impairment in North American or Asia Pacific reporting units in 2012.

9. Intangible Assets

A summary of intangible assets by type is as follows:

	December 31, 2014
	Customer Relation-ships	Trade and Internet Domain Names	Other	Total
	(Unaudited)
Gross intangible assets	$62,694	$42,953	$20,689	$126,336
Accumulated amortization	(38,095)	(35,555)	(11,289)	(84,939)
Intangible assets, net	$24,599	$7,398	$9,400	$41,397

CareerBuilder, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(In Thousands)

December 31, 2014

	December 31, 2013
	Customer Relation-ships	Trade and Internet Domain Names	Other	Total
	(Audited)

Gross intangible assets	$55,580	$43,578	$12,495	$111,653
Accumulated amortization	(35,257)	(34,469)	(6,772)	(76,498)
Intangible assets, net	$20,323	$9,109	$5,723	$35,155

In December 2014, the Company acquired software to power employee referral programs using social media for $608, which is being amortized on a straight-line basis over a period of 3 years.

In December 2012, the Company acquired the right to use certain-patented technology for $809, which is being amortized on a straight-line basis over a weighted average period of 8.0 years, which is the remaining useful life of the patents at the time of acquisition.

Amortization expense of intangible assets was $11,708, $9,190, and $6,710 for the years ended December 31, 2014, 2013, and 2012, respectively. Based upon the current amount of intangibles subject to amortization, the estimated amortization expense for each of the succeeding five years is as follows: 2015: $11,465; 2016: $9,602; 2017: $7,209; 2018: $5,152; 2019: $3,637.

10. Related-Party Transactions

The Company has operating agreements with the Members under which the Company earns revenue and incurs expense. Related-party transaction types and amounts related to Member relationships are shown in the table below:

	For the Year Ended December 31
	2014	2013	2012
	(Unaudited)	(Audited)	(Unaudited)
Wholesale product sales, included in revenue	$21,187	$20,061	$19,091
Revenue share fees, included in cost of revenue	34,737	43,759	44,641
Advertising fees, included in sales and marketing	9,216	9,297	9,492

Gross amounts due from the Members as of December 31, 2014 and 2013 amounted to $4,694 and $4,856, respectively. Gross amounts due to the Members as of December 31, 2014 and 2013 amounted to $4,818 and $12,640, respectively. These amounts are reflected on a net basis in the Consolidated Balance Sheets.

CareerBuilder, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(In Thousands)

December 31, 2014

11. Income Taxes

Deferred tax assets and liabilities are as follows:

	December 31
	2014	2013
	(Unaudited)	(Audited)
Deferred tax assets:
Foreign tax loss carryforwards	$37,754	$35,551
Other	583	278
Valuation allowance	(36,060)	(32,868)
Total deferred tax assets	2,277	2,961
Deferred tax liabilities:
Intangible assets	7,079	5,676
Net deferred tax liability	$4,802	$2,715

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based upon the level of historical pretax losses and projections for future taxable income over the periods in which the deferred tax assets are deductible, management concluded that it was not more likely than not that the Company would fully realize the benefits of its tax loss carryforwards and deductible differences in some of the foreign locations and for U.S. corporate entities.

Sources of income from continuing operations before income taxes are as follows:

	Year Ended December 31
	2014	2013	2012
	(Unaudited)	(Audited)	(Unaudited)

U.S.	$148,407	$137,295	$125,668
Foreign	(9,538)	(18,397)	(65,325)
Total	$138,869	$118,898	$60,343

CareerBuilder, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(In Thousands)

December 31, 2014

The components of the income tax expense (benefit) are as follows:

	Year Ended December 31
	2014	2013	2012
	(Unaudited)	(Audited)	(Unaudited)
Current income tax expense:
U.S. – state	$46	$377	$313
Foreign	1,598	180	1,254
Total current income tax expense	1,644	557	1,567

Deferred income tax expense (benefit):
U.S. – state	(47)	156	198
Foreign	(1,144)	(729)	(3,432)
Total deferred income tax benefit	(1,191)	(573)	(3,234)
Income tax expense (benefit)	$453	$(16)	$(1,667)

The income tax benefit differs from the amount computed by applying the statutory U.S. federal income tax rate of 35% to income before income taxes. The sources and tax effects of the differences are as follows:

	Year Ended December 31
	2014	2013	2012
	(Unaudited)	(Audited)	(Unaudited)

Income taxes at U.S. federal statutory rate	$48,604	$41,614	$21,121
U.S. income not subject to tax	(48,546)	(45,070)	(39,935)
Increase in valuation allowance	5,451	6,802	3,055
Foreign rate differential	(3,571)	(4,314)	(1,356)
State taxes net of federal	169	151	402
Goodwill write-off	–	–	13,961
Other	(1,654)	801	1,085
Income tax expense (benefit)	$453	$(16)	$(1,667)

The Company and its subsidiaries file income tax returns in the U.S., various states, provinces, and foreign jurisdictions. The Company’s federal, state, local, and most other foreign tax returns remain subject to examination for the year ended December 31, 2011, and all subsequent periods.

As of December 31, 2014, the Company has net operating loss (NOL) carryforwards, primarily in foreign jurisdictions, of approximately $141,030, which will be available to offset future taxable income. If not used, these NOL carryforwards will begin to expire in 2018.

CareerBuilder, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(In Thousands)

December 31, 2014

12. Commitments and Contingencies

Leases

As of December 31, 2014, future minimum rental payments under noncancelable operating leases are as follows:

Amount

2015	$8,690
2016	7,678
2017	7,059
2018	6,025
2019	3,926
Thereafter	280
$33,658

Rental expense under noncancelable operating leases was $9,367, $8,486, and $9,868 for the years ended December 31, 2014, 2013, and 2012, respectively. Certain of the Company’s leases contain renewal options and rent escalation provisions.

Other Contractual Commitments

The Company has entered into noncancelable contracts for various services, including  marketing partnerships, hardware and software maintenance, and facilities expenses. As of December 31, 2014, these future commitments totaled $36,872.

Legal Matters

The Company is currently party to routine litigation incidental to its business, none of which, individually or in the aggregate, is expected to have a material adverse effect on the Company.

13. Equity

Each Member’s ownership interest is used to determine the distribution of profits and losses and the allocation of capital contributions as required. Gannett Satellite Information Network Inc. (Gannett) and Tribune National Marketing Company (Tribune) each hold Class A membership interests of approximately 52.9% and 32.1%, respectively. Gannett has the right to designate three directors to serve on the Company’s Board of Directors (Board), one being the chairman. The McClatchy Company (McClatchy) holds the remaining 15% with Class B nonvoting membership interest. Tribune and McClatchy are each allowed to designate one director to the Board. The affirmative vote of a majority of directors is required for Board action.

The Company declared and paid dividends of $45,000, $90,000, and $100,000 in December 2014, 2013, and 2012 respectively. At December 31, 2011, $16,042 of the 2011 dividend was being held in restricted cash at

CareerBuilder, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(In Thousands)

December 31, 2014

the request of one of the Members, which was subsequently paid in February 2012. The dividends were treated as a return on capital to Members based on the terms of the LLC agreement.

The Company also paid distributions of $876 and $218 to redeemable noncontrolling interest holders in March 2014 and March 2013, respectively.

14. Subsequent Events

The Company has evaluated subsequent events through March 11, 2015, which is the date the consolidated financial statements were available to be issued.

In February of 2015, the Company issued a notice to the shareholders of EMSI.  The notice informed the shareholders the Company is exercising a portion of the call right and purchasing an additional ownership stake for $8,624, which based on the agreement is required to be paid by March 31, 2015.